
WILLSCOT
WILLSCOT

WILLIAMS SCOTSMAN®

Business Combination between Double Eagle and Williams Scotsman

August 2017

Disclaimer

Important Information About the Transaction and Where to Find It
In connection with the proposed transaction described herein (the "Transaction"), Double Eagle intends to file a registration statement on Form S-4 (the "Registration Statement") with the SEC, which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Double Eagle's ordinary shares in connection with Double Eagle's solicitation of proxies for the vote by Double Eagle's shareholders with respect to the Transaction and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Transaction. After the Registration Statement is declared effective, Double Eagle will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. **Double Eagle's shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about Williams Scotsman International, Inc., Double Eagle and the Transaction.** The definitive proxy statement/prospectus will be mailed to shareholders of Double Eagle as of a record date to be established for voting on the Transaction. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC's web site at www.sec.gov, or by directing a request to: Double Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, Vice President, General Counsel and Secretary, (310) 209-7280.

Participants in the Solicitation
Double Eagle and its directors and executive officers may be deemed participants in the solicitation of proxies from Double Eagle's shareholders with respect to the Transaction. A list of the names of those directors and executive officers and a description of their interests in Double Eagle is contained in Double Eagle's annual report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Double Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, Vice President, General Counsel and Secretary, (310) 209-7280. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Transaction when available.

Williams Scotsman International, Inc. and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Double Eagle in connection with the Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Transaction will be included in the proxy statement/prospectus for the Transaction when available.

Forward-Looking Statements
This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Double Eagle's and Williams Scotsman International, Inc.'s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Double Eagle's, Williams Scotsman International, Inc.'s and TDR Capital LLP's (acting in its capacity as investment fund manager, being together with its affiliates "TDR") expectations with respect to future performance and anticipated financial impacts of the Transaction, the satisfaction of the closing conditions to the Transaction and the timing of the completion of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Double Eagle's, Williams Scotsman International, Inc.'s and TDR's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the Transaction (the "Transaction Agreement"), (2) the outcome of any legal proceedings that may be instituted against Double Eagle or Williams Scotsman International, Inc. following the announcement of the Transaction Agreement and the transactions contemplated therein; (3) the inability to complete the Transaction, including due to failure to obtain approval of the shareholders of Double Eagle or other conditions to closing in the Transaction Agreement; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulator reviews required to complete the transactions contemplated by the Transaction Agreement; (5) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (6) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and obtain adequate supply of products and retain its key employees; (7) costs related to the Transaction; (8) changes in applicable laws or regulations; (9) the possibility that Williams Scotsman International, Inc. or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Transaction, including those under "Risk Factors" therein, and in Double Eagle's other filings with the SEC. Double Eagle cautions that the foregoing list of factors is not exclusive. Double Eagle cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Double Eagle, Williams Scotsman International, Inc. and TDR do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Any investment made by a fund managed by TDR or any of its affiliates (a "TDR Fund") will be made solely in accordance with the legal documents relating to the relevant TDR Fund and not on the basis described in this presentation. Nothing in this presentation gives rise to or is intended to give rise to any legal obligation on behalf of TDR, any TDR Fund, or any of its affiliates.

No Offer or Solicitation
This presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.

No Representation or Warranty
None of Double Eagle, Williams Scotsman International, Inc. or any of their respective affiliates makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. The sole purpose of the presentation is to assist persons in deciding whether they wish to proceed with a further review of the Transaction and is not intended to be all-inclusive or to contain all the information that a person may desire in considering the Transaction. It is not intended to form the basis of any investment decision or any other decision in respect of the Transaction.

Financial Information
The financial information contained in this presentation has been taken from or prepared based on the historical financial statements of Williams Scotsman International, Inc., without giving effect to the carve-out transaction described herein, for the periods presented. An audit of these financial statements is in process and will be incorporated in the S-4 filing.

Use of Projections
This presentation contains financial forecasts, including with respect to Williams Scotsman International, Inc.'s revenue, EBITDA and Adjusted EBITDA for 2017 and 2018. Neither Double Eagle's nor Williams Scotsman International, Inc.'s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of Williams Scotsman International, Inc.'s control. Accordingly, there can be no assurance that the prospective results are indicative of future performance of Williams Scotsman International, Inc. or the combined company after the Transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Industry and Market Data
In this presentation, we rely on and refer to information and statistics regarding market participants in the sectors in which Williams Scotsman International, Inc. competes and other industry data. We obtained this information and statistics from third-party sources, including reports by market research firms and company filings.

The matters referred to in this presentation may, in whole or in part, constitute inside information for the purposes of the EU Market Abuse Regulation (596/2014) (or equivalent legislation). Being in receipt of the presentation you agree you may be restricted from dealing in (or encouraging others to deal in) price sensitive securities.

Use of Non-GAAP Financial Measures
This presentation includes non-GAAP financial measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Operating Income and Operating Free Cash Flow. Double Eagle, Williams Scotsman International Inc. and TDR believe that these non-GAAP measures are useful to investors for two principal reasons. First, they believe these measures assist investors in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance. Second, these measures are used by Williams Scotsman's board of directors and management to assess its performance and may (subject to the limitations described below) enable investors to compare the performance of Williams Scotsman and the combined company to its competitors. Double Eagle, Williams Scotsman International Inc. and TDR believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Other companies may calculate EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Operating Income, Operating Free Cash Flow and other non-GAAP financial measures differently, and therefore Williams Scotsman's non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies. For reconciliation of the non-GAAP measures used in this presentation, see "Reconciliation of Non-GAAP Measures" in the Appendix at the end of this presentation (the "Appendix").

Transaction Overview

WILLIAMS SCOTSMAN®

Investment in strong organic growth platform with >US$800m available for actionable consolidation

Double Eagle

Cash from the Trust Account; Founder Shares Rolling [(1)]

TDR Capital

Committed Capital

WILLIAMS SCOTSMAN®

Cash Consideration + 10% Rollover Equity [(2)]

90% stake in WS

Carve-Out from:

ALGECO SCOTSMAN™

Total enterprise value: **US$1.1bn**

9.0x 2017 projected adjusted EBITDA [(3, 4)]

7.9x 2018 projected adjusted EBITDA [(3, 4)]

- ***New debt facility including ABL***
- ***Equity from Double Eagle***
- ***Equity commitment from TDR***
- ***10% minority interest retained by Algeco Group*** [(2)]

Note: Any commitment by a fund managed by TDR Capital LLP or its affiliates will be made solely on the basis of the legal documents relating to the relevant fund.

1 *All founder shares subject to an earn out structure whereby half vest when the post-closing share price increases by 25% over the US$10 share price, and the other half when the share price reaches US$15.*

2 *Algeco Group's minority interest will be reflected as 10% of the outstanding shares of common stock of Double Eagle's acquisition subsidiary. These shares will be exchangeable for shares of Double Eagle subject to certain restrictions and anti-dilution protections.*

3 *Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.*

4 *Projections reflect Adjusted EBITDA for periods presented including estimated standalone public company costs. Projections for 2017 reflect annualized estimate of standalone public company costs.*

Specialty Rental Services Market Leader in Modular Space & Portable Storage Solutions

WILLIAMS SCOTSMAN®

Compelling growth platform with substantial capital committed to accelerate organic growth and M&A

1 Fast Growing Business with Strong Momentum and Visibility	14%	*US Adj. EBITDA [1] CAGR 2015-2018E; current run-rate underpins forecast*
2 Robust Balance Sheet to Accelerate Growth	$500m	*of new capital committed by TDR*
	3.0x	*Net debt / 2017 Projected Adj. EBITDA [1, 2]*
3 Platform to Consolidate and Capture Meaningful Synergies	>2x	*Actionable opportunities to double in size and benefit from highly accretive synergies*
4 Successful Previous Public Company Track Record	+75%	*Share price performance in 21 months when public [3]*
5 Significant Multiple Upside to Key Peer	>3x	*EV / Adj. EBITDA discount to Mobile Mini [1, 4] despite faster Williams Scotsman growth*

Note: Any commitment by a fund managed by TDR Capital LLP or its affiliates will be made solely on the basis of the legal documents relating to the relevant fund.

1 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. For a reconciliation of Adjusted EBITDA to net loss, see Appendix.

2 Assumes $490m of total debt and $125m of cash as well as 2017 projected Adjusted EBITDA of $122m. Projections reflect Adjusted EBITDA for periods presented including estimated standalone public company costs.

3 Reflects period from September 2005 to June 2007 without giving effect to changes in company business, strategy, management, general economic or market conditions or other factors due to the passage of time. Past performance is not indicative of future results and should not be relied upon as such.

4 Source: Bloomberg as of 11 August 2017. Williams Scotsman multiple reflects implied acquisition multiple (based on 2018 projected Adjusted EBITDA of $139m) and excludes transaction expenses.

Proven and Experienced Industry Veterans and Investors



- 22 years industry experience, including Chairman, President & CEO of Williams Scotsman from 1994-2010
- Served as Algeco Scotsman Non-Executive Chairman since April 2010
- Also Non-Executive Chairman of the FTI Consulting Board, as well as Director of Baker Corp. and Neff Corp.

Gerry Holthaus, *Chairman*



- Served as CEO & President of Williams Scotsman since January 2014
- Previously Chief Commercial and Strategy Officer of Novelis
- Held various positions at Cummins in product development, strategy and procurement in North America and Europe

Brad Soultz, *CEO & President*



- Served as CFO since October 2015; various Business Development roles since joining in 2012
- Previously Vice President at Sterling Partners, supporting mid-market PE investments and portfolio company operations
- Prior to Sterling, Associate at Banc of America Capital Investors

Tim Boswell, *CFO*



- Experienced media/communications investor and studio/network CEO, incl. Sony Pictures Entertainment and CBS
- Sponsor and President of Global Eagle and Silver Eagle
- Serves as Director of the Boards of Scripps Networks Interactive, Global Eagle and Videocon d2h

Jeff Sagansky, *CEO of Double Eagle* (1)



- Founded TDR Capital with Manjit Dale in 2002
- Over 30 years of private equity, mezzanine and leveraged finance experience
- Previously Chairman of Algeco Europe

Stephen Robertson, *Founding Partner* (1)



- Joined TDR Capital in June 2008
- 15 years of private equity and leveraged finance experience
- Day to day management of Algeco Scotsman investment since 2010

Gary Lindsay, *Partner* (1)

1 Individual not expected to hold a significant management role in post-transaction business.

1 *Innovative Modular Space & Portable Storage Solutions*

WILLIAMS SCOTSMAN®

Established Brand with Strong Legacy of Innovation

Specialty rental services market leader providing modular space and portable storage solutions to diverse end markets across North America for over 50 years

- Revenue of US$428m in 2016 (1)
  - 85% from US
  - 90% of Adj. Gross Profit (2) from recurring leasing business
- >90 locations in US, Canada and Mexico
- Diverse customer base (>25,000)
- c.76,000 modular space and storage fleet units; representing over 34m sq. ft. with a gross book value of US$1.2bn (3)
- c.1,300 sales, service and support personnel in US, Canada and Mexico

Key Williams Scotsman Differentiating Attributes

1	**"Ready to Work"**	*Customers value our solutions; this continues to drive growth with highly accretive returns*
2	**Scalable & Differentiated Operating Platform**	*Proprietary management information systems and fleet management initiatives*
3	**Higher Visibility into Future Performance**	*Long-lived assets coupled with 35-month average lease durations (4)*

Unparalleled Depth and Breadth of Network Coverage



HQ (Baltimore)
WS Locations

Diverse End Markets and Customer Base (5)



Top 10
8%
Next 40
9%
Top 50 customers represent 17% of total revenue
Remaining 25k Customers
83%

1 *Amounts from 2016 financials of Williams Scotsman, without giving effect to carve-out transaction.*
2 *Adjusted Gross Profit is a non-GAAP measure defined as Gross Profit excluding depreciation and amortization. See Appendix for a reconciliation to GAAP metric.*
3 *As of June 30, 2017.*
4 *Customer leases typically remain on rent more than 75% beyond their original minimum lease term, and our current lease portfolio as of June 30, 2017 has an average actual term of 35 months.*
5 *2016 revenue breakdown by customer.*

1 14% CAGR in Organic US Adj. EBITDA

Growth accelerating since 2015, driven by strong pricing, delivery volumes / units on rent and VAPS momentum

Revenue (1) (US$m)



454
428
438
463
101
62
52
57
353
365
386
406
5% US CAGR
2015
2016
2017E
2018E

Adj. EBITDA (1) (US$m)



131
128
126
143
45
24
14
17
85
104
112
126
14% US CAGR
2015
2016
2017E
2018E

US Other North America (2)

- ***US is contributing ~90% of Adjusted EBITDA and growing organically at 14% CAGR***
- ***Growth driven by robust market demand, "Ready To Work" solutions, and pricing and capital management tools***
- ***Growth has been achieved despite cash constrained operating environment***
- ***Other North America segment offers upside as market recovers***
- ***With improved access to capital, WS can accelerate organic growth and pursue highly accretive acquisitions***

Note: 2015 and 2016 converted at actual rates. 2017 and 2018 at budgeted rates: 1.35 CAD/USD and 20 MXN/USD. VAPS defined as Value Added Products and Services.

1 Based on Williams Scotsman financials, without giving effect to estimated standalone public company costs or the carve-out transaction for 2015 and 2016; 2017 and 2018 projections based on Williams Scotsman financials, without giving effect to the carve-out. Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.

2 Other North America includes Canada, Mexico and Alaska.

1 *Strong Underlying Market Fundamentals*

Strong Momentum in Leading Demand Indicators

% CAGR



11.1%
10.3%
5.7%
4.7%
4.6%
0.3%
2014-2016
2016-2018E
US Non Residential Construction Starts (1)
N.A. Rental Equipment Industry Revenues (2)
WS US Adj. EBITDA (3)

Diverse End Markets [4] with Positive Demand Outlook

>50

Architectural Billing Index (ABI) >50 for 21 of the last 24 months

Construction starts [1] still

>30% below 2007 peak

$1tn

Planned U.S. Infrastructure Spend



Construction
37%
Education
10%
Gov't
3%
Healthcare
1%
Comm. & Indus.
38%
Energy and Natural Resources
11%

1 Q2 2017 US Dodge Data & Analytics Square Foot Starts Forecast / Historical Actuals.
2 American Rental Association / IHS Markit Forecast – July '17.
3 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.
4 2016 Revenue by Customer SIC Code for US and CAD only (representing 97% of total revenue).

1 Commercial Strategy Delivering Outperformance

WILLIAMS SCOTSMAN

US Modular Space [1] Delivered Rates Driven by VAPS & Pricing



US$
+11% CAGR
(VAPS: +26% CAGR)
385
42
404
66
535
121
621
176
Q1 13 (2)
Q2 17
Average Monthly Rate / UOR
LTM Average Monthly Rate / Unit Delivered
VAPS Monthly Rental Rate

AMR Growth Outperforming Closest Peer by >2x [3]



39%
>2.0x
17%
WILLIAMS SCOTSMAN
mobile mini

- *Delivered rates grown by over 50%, driven equally by pricing and VAPS*
- *Embedded >US$40M revenue upside due to difference in average and delivered rates as units return and are redeployed*
- *Combination of VAPS and price management delivering clear outperformance vs. Mobile Mini*

Source: WS internal financials and public company filings.
1 Excludes portable storage units.
2 Launch of expanded VAPS program.
3 Average Monthly Rate ("AMR") performance vs. peer from Q1 2013 – Q2 2017.

1 *Scalable & Differentiated Operating Platform*

WILLIAMS SCOTSMAN®

Sales & Operating Planning (S&OP) Process

Weekly

Commercial Processes
- Monitor price & quoting performance
- Publish weekly rate realization and discounting trends
- Monitor individual rep performance

Capital Management
- Monitor pending orders
- Manage fleet availability / movements
- Manage work orders



Monthly

Commercial Processes
- Re-optimize with new transactional data
- Flag big price movements for review
- Apply rate increases to UOR which are beyond initial contract term

Capital Management
- Deliveries and returns
- Units on rent and utilization
- Condition of idle and returning fleet


Idle % of Total Fleet - Aug

Quarterly

Commercial Processes
- Review large price movements by market
- Make strategic adjustments based on utilization, management input and other business objectives

Capital Management
- Review demand, labor capacity, fleet constraints
- Cash targets allocated to general managers


Labor Capacity

Annually

Commercial Processes
- Review segmentation and business constraints
- Update sales territory plans

Capital Management
- Set budget for following year
- Prioritize growth opportunities


Utilization (MO)

1 Compelling Specialty Rental Unit Economics

WILLIAMS SCOTSMAN®

IRR > 20% over 20 year unit life, with VAPS penetration lifting IRR to ~25% [(1)]

Capital Investment
Acquisition cost of ~$30K, incl. VAPS cost to equip unit of $2.4k

Rapid payback of 36 months

Maintenance
Mid-life refurbishment ~$9K

Proceeds
Realized residual values average 50% of original factory cost



$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
-$20,000
-$40,000
- 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
Years
Cumulative Cash Flow with VAPS
Cumulative Cash Flow with no VAPS

Clear Priorities for Capital Allocation with a Focus on Highest Marginal ROI

VAPS Growth → 1 ***VAPS Drive 25% Improvement in Unit IRR***

Activate surplus rentable idle fleet
Activate idle un-rentable fleet through refurbishment
→ 2 ***Opportunity for Capital Efficient Growth by Returning to Normalized Utilization Rate***

Tuck-in M&A or other used fleet purchases
Purchase new fleet when investment returns support
→ 3 ***Highly Accretive Opportunities to Expand Fleet***

1 Based on illustrative example of specific model type (60ft x 12ft mobile office).

1 Flexibility to Manage Free Cash Flow Through Cycles

WILLIAMS SCOTSMAN®



Investing in Growth
Maximizing FCF Generation post GFC (1)
Energy Market Expansion
Investing in Robust Demand Growth
Avg. Annual Op. FCF (US$m):
~75
~155
~90
~45
Avg. Annual Net Capex (US$m):
~120
~25
~55
~75
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
OpFCF (2)
Net Capex (3)

- *Long-lived assets provide significant capex flexibility*
- *Mainly discretionary capex; highly adaptable to prevailing market cycles*
- *Cash flow remains resilient across the cycle, providing opportunities to invest when required*
- *High degree of flexibility to alter mix between organic investment and M&A*
- *U.S. is currently in a growth cycle; investing above maintenance levels from 2015-2018*

Source: Company. Note: Past results or business cycles are not indicative of future results and should not be relied upon as such.
1 Global Financial Crisis.
2 Operating Free Cash Flow is a non-GAAP measure defined as Adj. EBITDA excluding Rental Unit Sales Margin, less Net Capex. See Appendix for reconciliation to GAAP metric.
3 Calculated as Gross Capex, less proceeds from Rental Unit Sales.

1 Confidence in 2018 Projected Adj. EBITDA Delivery

WILLIAMS SCOTSMAN®

2017E Adj. EBITDA Bridge to 2018 Projected Adj. EBITDA (1, 2)



US$m
2018 uplift from partial convergence of current AMR vs. delivered rates
+$38 increase on modular space AMR
+2% avg. UOR
126
(4)
122
11
4
2
139
2017E Adj. EBITDA (2, 3)
Standalone Public Company Cost Estimate
2017 Projected Adj. EBITDA (1, 2, 5)
Convergence in US Modular Space AMR
US Volume Growth
Other North America Segment (4)
2018 Projected Adj. EBITDA (1, 2)

- ***US Q2 modular space delivered rates (including VAPS) are 21% above current AMRs and 12% above AMR assumed for 2018E***
- ***US June UOR are within 2% of 2018 year-end estimate***
- ***Other North America segment stable with future upside potential***

1 Projections reflect Adjusted EBITDA for periods presented including estimated standalone public company costs.
2 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.
3 Calculated based on full Williams Scotsman financials, without giving effect to the carve-out transaction or estimated standalone public company costs.
4 Other North America includes Canada, Mexico and Alaska.
5 Projections for 2017 reflect annualized estimate of standalone public company costs.

1 Significant Projected Adj. EBITDA Margin Expansion Potential

WILLIAMS SCOTSMAN®

Revenue Growth Levers are Highly Accretive to Margin Evolution



29%
(1%)
28%
~200bps
~150bps
~150bps
~33%
~300-500bps
2017E Adj. EBITDA Margin (2, 3)
Standalone Public Company Cost Estimate
2017 Projected Adj. EBITDA Margin(1, 2, 4)
Average Monthly Rental Rate Increases
VAPS Rate and Penetration Growth
Utilization Gains
Potential Projected Adj. EBITDA Margin (1, 2, 4)
M&A Opportunity

- ***Meaningful margin expansion as units are redeployed at current pricing; ~95% of AMR increases convert to EBITDA (5)***
- ***>80% of VAPS revenue growth converts to EBITDA (5)***
- ***>70% of revenue from UOR growth converts to EBITDA (5)***
- ***M&A synergies highly accretive to margins given embedded operating leverage opportunity***

1 Projections reflect Adjusted EBITDA for periods presented including estimated standalone public company costs.
2 Adjusted EBITDA Margin is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses, divided by Revenue. See Appendix for reconciliation to GAAP metric.
3 Calculated based on full Williams Scotsman financials, without giving effect to the carve-out transaction or estimated standalone public company costs.
4 Projections for 2017 reflect annualized estimate of standalone public company costs.
5 EBITDA is a non-GAAP financial measure defined as net income (loss) before income tax expense (benefit), interest expense, depreciation and amortization. See Appendix for reconciliation to GAAP metric.

2 Substantial Capital Available to Accelerate Growth

WILLIAMS SCOTSMAN®

Sources	US$m	%
New Debt (1)	490	38.4%
DEAC Equity Contribution (2)	500	39.2%
TDR Equity Contribution (3)	207	16.2%
Algeco Group Rollover Equity (4)	79	6.2%
Total Sources	**1,275**	**100.0%**

Uses	US$m	%
WS Purchase from Algeco Scotsman	1,022	80.1%
Algeco Group Rollover Equity (4)	79	6.2%
Cash on Balance Sheet	125	9.8%
Illustrative Transaction Fees	50	3.9%
Total Uses	**1,275**	**100.0%**

Additional Growth Capital	US$m	%
Additional TDR Capital Commitment	293	35.4%
ABL Facility Headroom	410	49.5%
Excess Cash on Balance Sheet	125	15.1%
Total Additional Sources of Capital	**829**	**100.0%**

Up to US$500m commitment from TDR

US$900m new debt financing commitments; US$410m undrawn ABL headroom

Well Capitalized with Low Leverage (3.0x) (5); >US$800m of Dry Powder for Growth

Note: Any commitment by a fund managed by TDR Capital LLP or its affiliates will be made solely on the basis of the legal documents relating to the relevant fund.

1 US$900m debt committed by banks (including an ABL of US$600m) of which $490m will be funded at closing.
2 DEAC equity contribution assumes no redemptions of public shares.
3 TDR will contribute US$207m in DEAC (or a higher amount based on the terms of the agreement) at US$9.60 per share and any future investments post closing will be at US$10 per share.
4 Reflects shares of common stock of Double Eagle's acquisition subsidiary. Shares will be exchangeable for shares of Double Eagle subject to certain restrictions and anti-dilution protections.
5 Assumes US$490m of total debt and US$125m of cash as well as 2017 projected Adj. EBITDA of US$122m. Projections reflect annualized estimate of standalone public company costs.

Market Primed for Consolidation

3

WILLIAMS SCOTSMAN

Fragmented Markets Present Multiple Actionable M&A Opportunities



Remainder:
Highly Diversified
Top 2 Players:
c.33% of market
Next 8 Players:
c.33% of market
WILLIAMS SCOTSMAN
ModSpace

Total Addressable Market of over $5bn+ (1)

WS Platform Capable of Integrating Targets of all Sizes

	EBITDA Scale	Commentary
National		▪ WS announced combination with Modspace in 2016 (2) ▪ Modspace subsequently filed for and has emerged from bankruptcy
Regional		▪ Next 8 regional players represent ~33% of U.S. market ▪ Multiple private equity and family owned companies
Local		▪ Remaining ~33% of U.S. market highly diversified ▪ WS actively tracking 60 local players averaging <1,000 UOR ▪ Typically privately owned

Source: Dodge PIP Data, NA financial data, internal analysis for 2017 budget process.
1 Includes modular office and storage markets.
2 Acquisition agreement was terminated prior to completion.

3 Significant Uplift in EBITDA through Synergies

WILLIAMS SCOTSMAN®

Illustrative Synergy Case



Target EBITDA(1)
Cost Synergies
+c.50%
Post-Synergy EBITDA
Commercial Convergence
Post-Synergy Multiple Reduction due to Operating Leverage

Cost Synergy Categories



25%
25%
50%
Real Estate
Headcount
Economies of Scale

Commercial Convergence

- "Plug and Play" VAPS Strategy
- Pricing Tools
- Operating Platform

1 EBITDA is a non-GAAP financial measure defined as net income (loss) before income tax expense (benefit), interest expense, depreciation and amortization. See Appendix for reconciliation to GAAP metric.

4 Successful Previous Public Company Track Record



Indexed to 100
+75%
Share Price Performance Before Take Private
x2
Outperform vs S&P 500
+25%
Revenue Uplift (1)
+47%
Adjusted EBITDA Uplift (1)(2)
$2.2bn acquisition by Algeco announced
+75%
WILLIAMS SCOTSMAN
Stock price performance prior to Algeco Acquisition
+46%
+46%
mobile mini inc.
+27%
S & P 500
190
170
150
130
110
90
70
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
21 Months as a listed company

Source: FactSet. Note: reflects period from September 2005 to June 2007 without giving effect to changes in company business, strategy, management, general economic or market conditions or other factors due to the passage of time. Past performance is not indicative of future results and should not be relied upon as such.

1 Financial Performance for Period Q3 2005 – Q2 2007.

2 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.

5 Significant Valuation Upside to Key Peer Mobile Mini

Significant Multiple Expansion Potential

2018E EV / Projected Adj. EBITDA (1, 2)



7.9x (1)
11.5x (3)
WILLIAMS SCOTSMAN
mobile mini, inc.

Growing Significantly Faster Than Mobile Mini

2016A – 2018E Adj. EBITDA (2) Growth CAGR



5.6%
3.0% (3)
WILLIAMS SCOTSMAN
mobile mini, inc.

- ***Similar specialty rental model with long-lived assets***
- ***Williams Scotsman has a number of clear differentiators:***
  - ***Purer play on US economic growth story***
  - ***Faster organic growth due to superior pricing increases and successful VAPS strategy***
  - ***Significantly greater M&A potential***
  - ***Strong visibility for Adj. EBITDA margin (4) expansion***

1 Projections reflect Adjusted EBITDA for periods presented including estimated standalone public company costs. Williams Scotsman multiple reflects implied acquisition multiple and excludes transaction expenses.
2 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.
3 Source: Bloomberg as of 11 August 2017.
4 Adjusted EBITDA Margin is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses, divided by Revenue. See Appendix for reconciliation to GAAP metric.

Attractive Model and Compelling Growth Opportunity

WILLIAMS SCOTSMAN®

✓ **Contracted Revenue with Meaningful Rate Upside**	**35 Months** *Average Duration of Contracts* [(1)]
✓ **Strong Momentum in Core US Business**	**14%** *2015-18 Adj. EBITDA* [(2)] *CAGR*
✓ **Margin Uplift from Market Leadership and Commercial Excellence**	**30%** *2018 Projected Adj. EBITDA Margin* [(3)]
✓ **Attractive Returns and Rapid Payback Period**	**>20%** *IRR over 20 yr unit life*
✓ **Robust Cash Generation given High Capex Flexibility**	**36 Months** *Payback period incl. VAPS*

1 *Customer leases typically remain on rent more than 75% beyond their original minimum lease term, and our current lease portfolio as of June 30, 2017 has an average actual term of 35 months.*

2 *Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.*

3 *Projections reflect Adjusted EBITDA for periods presented including estimated standalone public company costs. Adjusted EBITDA Margin is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses, divided by Revenue. See Appendix for reconciliation to GAAP metric.*

WILLIAMS
SCOTSMAN



Additional Operating and Financial Information

Williams Scotsman Snapshot

WILLIAMS SCOTSMAN®

Diversified End Market Exposure

2016 Revenue by Customer SIC Code (1)



Energy & Natural Resources 11%
Healthcare 1%
Government 3%
Education 10%
Construction 37%
Commercial & Industrial 38%

Specialty Rental Model With Growing Contribution From VAPS

2016 Adj. Gross Profit Breakdown (2)



New & Rental Unit Sales 10%
Delivery & Installation 3%
VAPS 15%
Unit Lease Revenue 73%

Fragmented Customer Base

2016 Revenue Customer Concentration



Top 10 8%
Next 40 9%
Top 50 customers represent 17% of total revenue
Remaining 25k Customers 83%

Revenue Largely Concentrated in the US

2016 Revenue By Geography



Other North America (1) 15%
United States 85%

1 Other North America includes Canada, Mexico and Alaska. Revenue from financial statements of Williams Scotsman without giving effect to the carve out.
2 Adjusted Gross Profit is a non-GAAP measure defined as Gross Profit excluding depreciation and amortization. See Appendix for a reconciliation to GAAP metric.

Overview of Specialty Rental Fleet Products

WILLIAMS SCOTSMAN®

	Model	Description	# of Units	Net Book Value (US$m)	% Total Net Book Value
	Mobile / Sales Office	• Modular units, maximum ease of installation and removal • Wide range of uses • Include: tile floors, AC/Heating, flexible partitions and toilet facilities	26,000	259	31%
	Complexes	• Two or more units combined into one structure • Interiors customized; uses include hospitals, golf pro-shops, larger offices	16,000	278	33%
	Classroom	• Standard double-width units • Adapted specifically for use by schools or universities • Include: teaching aids, AC/Heating, windows and toilet facilities	7,900	65	8%
	Flex	• Panelized and stackable offices offering flexibility in design • Allows customers to configure space to specific requirements; expand upward / outward by adding units	2,800	28	3%
	Ground Level Offices	• ISO-certified shipping containers converted for office use • Secure and weather resistant corrugated steel exteriors	2,400	18	2%
	Other Modular Space	• Other miscellaneous modular space solutions	3,200	114	14%
	Total Modular Space		58,300	762	92%
	Portable Storage Units	• Windowless storage products, typically used for secure storage space • Feature heavy exterior metals for security and water resistance	17,600	40	5%
	VAPS	• Serve to make modular space more productive, comfortable, secure and "ready to work" • Examples include furniture, steps, ramps, basic appliances, and internet connectivity devices	N/A	29	3%
	Total		75,900	831 (1)	100%

1 Based on June 30 2017 reporting.

Strong Momentum in Leading Revenue Indicators



Deliveries
Net UOR (1) Growth
US
Other North America
+11%
10,938
10,518
11,626
+1,047
754
-112
935
+9%
2,752
2,293
2,497
+683
-417
-389
294
1H 2015
1H 2016
1H 2017

- ***US leading revenue indicators are at their strongest levels since 2005***
- ***Other North America indicators denote stabilization of performance; UOR [(1)] growth of 294 units through June***

Source: Company. Note: Delivery and Net UOR Growth metrics refer to Modular Space only.
1 UOR – Units on Rent.
Note: Other North America includes Canada, Mexico and Alaska.

Modular Space Units on Rent and Utilization Rates

WILLIAMS SCOTSMAN®

Modular Space – US



67.0%
70.8%
72.3%
68.7%
71.5%
73.8%
71.7%
72.7%
71.8%
73.1%
Average # Units on Rent
34,356
35,245
35,074
34,863
35,205
35,780
35,568
35,552
35,819
35,602
Q1 15
Q1 16
Q1 17
Q2 15
Q2 16
Q2 17
Q3 15
Q3 16
Q4 15
Q4 16

Modular Space – Other North America



69.5%
58.5%
48.9%
67.8%
56.9%
50.0%
66.4%
53.5%
63.3%
50.4%
Average # Units on Rent
7,013
5,844
4,813
6,846
5,641
4,901
6,694
5,287
6,342
4,972
Q1 15
Q1 16
Q1 17
Q2 15
Q2 16
Q2 17
Q3 15
Q3 16
Q4 15
Q4 16

% Utilization (%)

- ***Q2 US modular space UOR at highest level in the last three years, highlighting robust demand outlook***
- ***Utilization rates increasing but with significant headroom for further growth vs. historical levels***
- ***For Other North America segment, Q2 17 was the first quarter to show a sequential Q-o-Q increase in the number of modular space UOR since 2014***

Source: Company.
Note: Other North America includes Canada, Mexico and Alaska.

Cost / Profitability Overview

WILLIAMS SCOTSMAN®

Adj. Gross Profit % [1] by Segment



80%
76%
74%
54%
54%
56%
39%
25%
23%
27%
23%
22%
2014A
2015A
2016A
US Leasing & Services
US Sales
Other North America Leasing & Services (2)
Other North America Sales (2)

SG&A [3]



21.3%
24.6%
25.7%
US$m
108
112
110
2014A
2015A
2016A
%
% Revenue

- *Gross margin in US Leasing and Services positively impacted by strong pricing environment, including VAPS*
- *Gross margin in Other North America seen as stabilizing at a similar level to that of the US*
- *Increase in SG&A as a % of revenue driven by revenue decline in Other North America, partly offset by cost reduction and embedded operating leverage potential*

Source: Company.
1 Adjusted Gross Profit is a non-GAAP measure defined as Gross Profit excluding depreciation and amortization. See Appendix for a reconciliation to GAAP metric.
2 Other North America includes Canada, Mexico and Alaska.
3 Selling, general, and administrative ("SG&A") expense includes all costs associated with selling efforts, including marketing costs and salaries and benefits, including commissions of sales personnel. It also includes overhead costs, such as salaries of administrative and corporate personnel and the leasing of facilities. The company anticipates standalone public company costs going forward of ~US$4m per year, which would increase SG&A as a percentage of revenue by 80-100bps.

Historical Net Capital Expenditure Evolution

WILLIAMS SCOTSMAN®

Net Fleet Capex [1] Analysis



US Modular Space UOR:
34,266
35,269
35,069
35,839
$35–$40M Net Maint. Capex
34
9
39
11
(25)
99
15
53
47
(16)
42
14
16
35
(22)
71
16
28
44
(18)
2014
2015
2016
2017E
Refurbishments
New Fleet
VAPS
Proceeds from Rental Unit Sales
Net Fleet Capex (US$m) (1)

- *Priority given to VAPS capex given strong growth potential, superior returns and incremental margin delivery*
- *Refurbishment is a key part of fleet management strategy and unique to modular space rental*
  - *Highly capital efficient source of growth by extending useful asset lives*
- *Fleet investment above maintenance investment levels driving US modular space UOR growth in 2015 and 2017*

Source: Company. Note: Excludes non-fleet capex.
1 Calculated as Gross Capex excluding non-fleet capex, less proceeds from Rental Unit Sales.

2017 Projected Adj. EBITDA to Operating Free Cash Flow Bridge



US$m
122
(8)
(7)
VAPS
(48)
Units
18
77
Net Maintenance Capex (4) US$35-40m
2017 Projected Adj. EBITDA (1, 2)
Rental Unit Sales Gross Profit
Maintenance Capex
Proceeds from Rental Unit Sales
Operating Free Cash Flow before Growth (3)

- ***Total Operating FCF before growth capex of US$77m*** [3]
- ***Expected level of net maintenance capex of US$35-40m*** [4]
- ***Proceeds from rental unit sales of US$18m***

1 Projections reflect Adjusted EBITDA for periods presented including estimated standalone public company costs. Projections for 2017 reflect annualized estimate of standalone public company costs.
2 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.
3 Operating Free Cash Flow is a non-GAAP measure defined as Adj. EBITDA excluding Rental Unit Sales Margin, less Net Capex. See Appendix for reconciliation to GAAP metric.
4 Net maintenance capital defined as the capital required to maintain the earnings base of the rental fleet; i.e. capital required to maintain current UOR and VAPs levels, net of proceeds from sales of rental units.

Summary P&L, Balance Sheet & Cash Flow Items

Key Profit & Loss Items (US$m) (1)	2014	2015	2016	1H 2016	1H 2017
Leasing and Services					
Modular Leasing	309	301	284	143	142
Modular Delivery and Installation	83	83	82	40	42
Sales					
New Units	88	54	39	19	15
Rental Units	25	16	22	11	11
Total Revenues	**505**	**454**	**428**	**213**	**210**
Gross Profit	**200**	**164**	**169**	**88**	**78**
Adjusted EBITDA (2)	**159**	**131**	**128**	**67**	**56**
D&A	(74)	(86)	(76)	(38)	(37)
Adjusted Operating Income (3)	**85**	**45**	**52**	**29**	**18**
Key Cash Flow & Balance Sheet Items (US$m)					
Capex for Rental Fleet	**59**	**114**	**64**	**28**	**50**
Net Book Value (4)	**840**	**833**	**815**	**826**	**831**

Following the carve-out from Algeco Scotsman, WS will retain approximately $500m of tax assets with which to offset future US cash taxes. Assets are subject to Section 382 limitations but are expected to result in no material U.S. Federal income cash taxes in the mid-term

1 Based on financial statements of Williams Scotsman, without giving effect to the carve-out.
2 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.
3 Adjusted Operating Income is a non-GAAP measure defined as Adjusted EBITDA less depreciation and amortization. See Appendix for reconciliation to GAAP metric.
4 Reflects Net Rental Equipment.

Summary P&L & Cash Flow Items: Modular – US

Key Profit & Loss Items (US$m) [1]	2014	2015	2016	1H 2016	1H 2017
Leasing and Services					
Modular Leasing	211	225	238	117	126
Modular Delivery and Installation	70	72	74	36	38
Sales					
New Units	59	43	35	17	13
Rental Units	19	12	18	9	9
Total Revenues	**358**	**353**	**365**	**180**	**186**
Gross Profit	**115**	**108**	**139**	**70**	**70**
Adjusted EBITDA [2]	**84**	**85**	**104**	**52**	**50**
D&A	(59)	(71)	(63)	(31)	(31)
Adjusted Operating Income [3]	**25**	**14**	**41**	**21**	**19**
Key Cash Flow Items (US$m)					
Capex for Rental Fleet	**22**	**98**	**60**	**26**	**48**

1 Based on financial statements of Williams Scotsman, without giving effect to the carve-out.
2 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.
3 Adjusted Operating Income is a non-GAAP measure defined as Adjusted EBITDA less depreciation and amortization. See Appendix for reconciliation to GAAP metric.

Summary P&L & Cash Flow Items: Modular – Other North America

Key Profit & Loss Items (US$m) [1]	2014	2015	2016	1H 2016	1H 2017
Leasing and Services					
Modular Leasing	98	76	46	26	16
Modular Delivery and Installation	13	11	8	4	4
Sales					
New Units	29	11	4	2	2
Rental Units	6	3	4	2	2
Total Revenues	**147**	**101**	**62**	**34**	**24**
Gross Profit	**85**	**56**	**30**	**18**	**8**
Adjusted EBITDA [2]	**75**	**45**	**24**	**15**	**6**
D&A	(15)	(14)	(13)	(7)	(6)
Adjusted Operating Income [3]	**60**	**31**	**11**	**8**	**(1)**
Key Cash Flow Items (US$m)					
Capex for Rental Fleet	**38**	**16**	**4**	**2**	**2**

1 Based on financial statements of Williams Scotsman, without giving effect to the carve-out.
2 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.
3 Adjusted Operating Income is a non-GAAP measure defined as Adjusted EBITDA less depreciation and amortization. See Appendix for reconciliation to GAAP metric.

Appendix: Reconciliation of Non-GAAP Measures

WILLIAMS SCOTSMAN®

	2014			2015			2016			2017E			2018E		
US$m	Modular - US	Modular - Other North America	Total WS	Modular - US	Modular - Other North America	Total WS	Modular - US	Modular - Other North America	Total WS	Modular - US	Modular - Other North America	Total WS	Modular - US	Modular - Other North America	Total WS
Non-GAAP Measures Reconciliation															
Gross profit (loss)	**115**	**85**	**200**	**108**	**56**	**164**	**139**	**30**	**169**	**151**	**18**	**169**	**161**	**22**	**183**
Depreciation of rental equipment	53	14	67	65	13	78	57	12	69	57	12	69	62	12	74
Adjusted Gross Profit	**168**	**98**	**267**	**173**	**69**	**242**	**196**	**42**	**238**	**208**	**29**	**238**	**224**	**33**	**257**
Selling, general and administrative expense	84	24	108	88	24	112	92	18	110	96	16	112	97	17	114
Depreciation and amortization	59	15	74	71	14	86	63	13	76	63	12	75	68	13	80
Adjusted Operating Income	**25**	**60**	**85**	**14**	**31**	**45**	**41**	**11**	**52**	**49**	**1**	**51**	**59**	**4**	**63**
Depreciation and amortization	59	15	74	71	14	86	63	13	76	63	12	75	68	13	80
EBITDA	**84**	**75**	**159**	**85**	**45**	**130**	**104**	**24**	**128**	**112**	**14**	**126**	**126**	**17**	**143**
Adjustments:															
Non-recurring Professional Fees	0	(0)	(0)	0	0	1	0	0	0	0	0	0	0	0	0
Other	(0)	0	0	(0)	0	0	0	0	0	0	0	0	0	0	0
Adjusted EBITDA	**84**	**75**	**159**	**85**	**45**	**131**	**104**	**24**	**128**	**112**	**14**	**126**	**126**	**17**	**143**
Gross Profit on Sale of Rental Units	(6)	(2)	(8)	(4)	(1)	(5)	(10)	(1)	(11)	(7)	(1)	(8)	(5)	(1)	(6)
Total Capex	(26)	(39)	(65)	(103)	(17)	(120)	(62)	(4)	(66)	(89)	(4)	(93)	(81)	(4)	(85)
Proceeds from Rental Unit Sales	19	6	25	12	3	16	18	4	22	15	4	18	13	3	16
Net Capex	**(8)**	**(33)**	**(41)**	**(90)**	**(14)**	**(104)**	**(44)**	**0**	**(44)**	**(74)**	**(0)**	**(75)**	**(68)**	**(1)**	**(69)**
Operating Free Cash Flow (OpFCF)	**70**	**40**	**110**	**(9)**	**31**	**22**	**49**	**24**	**73**	**31**	**12**	**43**	**54**	**15**	**68**
Adjusted EBITDA (A)	**84**	**75**	**159**	**85**	**45**	**131**	**104**	**24**	**128**	**112**	**14**	**126**	**126**	**17**	**143**
Total Revenue (B)	**358**	**147**	**505**	**353**	**101**	**454**	**365**	**62**	**428**	**386**	**52**	**438**	**406**	**57**	**463**
Adjusted EBITDA Margin %(=A/B)	**23%**	**51%**	**31%**	**24%**	**45%**	**29%**	**28%**	**39%**	**30%**	**29%**	**26%**	**29%**	**31%**	**29%**	**31%**
Projected Items															
Adjusted EBITDA	**84**	**75**	**159**	**85**	**45**	**131**	**104**	**24**	**128**	**112**	**14**	**126**	**126**	**17**	**143**
Standalone public company costs										4	-	4	4	-	4
Projected Adj EBITDA (C)										**108**	**14**	**122**	**122**	**17**	**139**
Projected Adjusted EBITDA Margin %(=C/B)										**28%**	**26%**	**28%**	**30%**	**29%**	**30%**

Appendix: Reconciliation of Williams Scotsman International, Inc. Operating Profit to Segment Gross Profit

US$m	2014					2015					2016				
	Modular - US	Modular - Other North America	Remote Accom. [1]	AS Corp. Adjustments / Eliminations	Consolidated	Modular - US	Modular - Other North America	Remote Accom. [1]	AS Corp. Adjustments / Eliminations	Consolidated	Modular - US	Modular - Other North America	Remote Accom. [1]	AS Corp. Adjustments / Eliminations	Consolidated
Reconciliation of Williams Scotsman International, Inc. Operating Profit to Segment Gross Profit															
Operating profit/(loss)					(17)					(30)					45
Adjustments:															
Selling, general and administrative expense					162					152					153
Other depreciation and amortization					33					29					14
Impairment losses on goodwill & other intangibles					0					119					6
Impairment losses on rental equipment and PP&E					3					0					0
Restructuring costs					1					9					3
Currency (losses) gains, net					18					12					13
Change in fair value of contingent considerations					49					(51)					(5)
Other expense, net					1					1					1
Gross profit (loss)	**115**	**85**	**50**	**(1)**	**249**	**108**	**56**	**78**	**(0)**	**242**	**139**	**30**	**61**	**0**	**230**

1 *In connection with this transaction, prior to the closing, Algeco will carve-out the remote accommodations business from Williams Scotsman International, Inc. and transfer it to another Algeco entity. The remote accommodations business will not be part of Williams Scotsman on a going forward basis.*